Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 18, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated May 18, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 3 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2021 and declared effective by the Commission on May 18, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants, the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus.

On August 24, 2021, we redeemed all outstanding public warrants that had not been exercised as of such date (the “Public Warrant Redemption Date”). We received an aggregate of $129,687,711.37 from the cash exercise of public warrants prior to the Public Warrant Redemption Date, net of the amount paid for redemption of unexercised public warrants. On August 30, 2021, we gave notice to all holders of private placement warrants that such warrants would be redeemed on September 30, 2021 unless exercised prior to that date (the “Private Warrant Redemption Date”). Since all private placement warrants were exercised prior to the Private Warrant Redemption Date, none were redeemed and we received an aggregate of $21,742,877.50 from the cash exercises of such warrants. As a result of such redemptions and exercises, no Company warrants remain outstanding.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On December 17, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 15, 2021

QuantumScape Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-39345 (Commission File Number)	85-0796578 (I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California (Address of principal executive offices)	95110 (Zip code)

(408) 452-2000
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	QS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 17, 2021, QuantumScape Battery, Inc. (“QS Sub”), a wholly-owned subsidiary of QuantumScape Corporation (the “Company”), entered into a letter agreement (the “Letter Agreement”) with Volkswagen Group of America, Inc. (“VWGoA”), Volkswagen Group of America Investments, LLC, an affiliate of VWGoA (“VW Member”), and QSV Operations LLC, the joint venture entity between QS Sub and VW Member (the “JV Entity”, and together with QS Sub, VWGoA and VW Member, the “Parties”). The Letter Agreement further amends the original Joint Venture Agreement dated September 11, 2018, by and among the Parties, and as subsequently amended by the 1) Amended and Restated Joint Venture Agreement, dated May 14, 2020, the 2) First Amendment to Amended and Restated Joint Venture Agreement, dated September 21, 2020, and the 3) Letter Agreement, dated May 13, 2021.

The Letter Agreement extends the date by which VWGoA, in its sole discretion, shall determine the final location of the Parties’ joint venture solid-state battery pilot-line facility to September 30, 2022. The Parties currently contemplate the location of QS-1 to be in or around Germany, but the final determination shall be made based on an analysis by VWGoA of operational costs, government incentives and other relevant considerations.

The foregoing description of the terms of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement attached hereto as Exhibit 10.1.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

As previously disclosed, on September 7, 2021, and as further amended on October 21, 2021, the Board of Directors of the Company approved the Extraordinary Award Program (the “EPA Program”) to provide performance-based equity incentives linked to significant long-term stockholder value creation. The EPA Program was approved by the Company’s stockholders on December 15, 2021 as described below in Item 5.07 of this Current Report on Form 8-K. The material terms of the EPA Program were previously summarized in the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 8, 2021 (the “Proxy Statement”).

Pursuant to the EPA Program, the Company granted performance-based stock option awards (the “EPA Awards”) on December 16, 2021 to (1) Jagdeep Singh, the Company’s President and Chief Executive Officer, (2) Kevin Hettrich, the Company’s Chief Financial Officer, (3) Michael McCarthy, the Company’s Chief Legal Officer and Head of Corporate Development, and (4) other members of Company management. The number of shares subject to, and the material terms of, the EPA Awards granted to the foregoing individuals were previously described in the section titled “Proposal No.

3—Approval of the Extraordinary Performance Award Program” in the Proxy Statement. Such section is hereby incorporated by reference into this Current Report on Form 8-K and is filed as Exhibit 99.1.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company’s 2021 Annual Meeting of Stockholders (the “Annual Meeting”) was held on December 15, 2021. Present at the Annual Meeting in person or by proxy were holders of 233,307,056 shares of the Company’s Class A common stock and 93,230,060 shares of the Company’s Class B common stock, collectively representing 90.12% of the voting power of the shares of the Company’s common stock as of November 1, 2021, the record date for the Annual Meeting, and constituting a quorum for the transaction of business. The matters that were voted upon at the Annual Meeting, and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter, where applicable, are set forth below.

Each share of Class A common stock was entitled to one vote on each proposal and each share of Class B common stock was entitled to ten votes on each proposal. The Class A common stock and Class B common stock voted as a single class on all matters.

At the Annual Meeting, the Company’s stockholders 1) elected the Company’s nominees for directors, 2) ratified the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021, and 3) approved the EPA Program.

Proposal 1 – Election of ten directors to serve until the 2022 Annual Meeting of Stockholders:

Director	Votes For	Votes Withheld	Broker Non-Votes
Jagdeep Singh	1,092,360,174	15,906,220	57,341,262
Frank Blome	1,093,306,166	14,960,228	57,341,262
Brad Buss	1,093,047,580	15,218,814	57,341,262
John Doerr	1,085,205,570	23,060,824	57,341,262
Prof. Dr. Jürgen Leohold	1,090,895,725	17,370,689	57,341,262
Justin Mirro	1,089,656,237	18,610,157	57,341,262
Prof. Fritz Prinz	1,093,303,326	14,963,068	57,341,262
Dipender Saluja	1,093,276,148	14,990,248	57,341,262
J.B. Straubel	1,093,280,316	14,986,078	57,341,262
Jens Wiese	1,093,188,397	15,077,997	57,341,262

Proposal 2 – Ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021:

Votes For	Votes Against	Abstentions	Broker Non-Votes
1,164,342,435	810,385	454,836	0

Proposal 3 – Approval of the EPA Program:

Approval of the EPA Program required the affirmative vote of each of:

•
The majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting entitled to vote thereon (the “Bylaws Standard”); and

•
The majority of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting by holders of shares of common stock that were not beneficially owned, directly or indirectly, by members of the Company’s management eligible to receive awards under the EPA Program (the “Disinterested Standard”).

Pursuant to the Bylaws Standard, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
1,080,657,160	25,130,834	2,478,400	57,341,262

Pursuant to the Disinterested Standard, the votes were as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
690,920,907	25,130,834	2,478,400	57,341,262

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Letter Agreement dated December 17, 2021, by and among QuantumScape Battery, Inc., Volkswagen Group of America, Inc, Volkswagen Group of America Investments, LLC and QSV Operations LLC
99.1	Excerpt from Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 8, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 17, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
	Name:	Michael McCarthy
	Title:	Chief Legal Officer and Head of Corporate Development

Exhibit 10.1

Volkswagen Group of America, Inc.
Volkswagen Group of America Investments, LLC

December 17, 2021

QuantumScape Battery, Inc.
1730 Technology Drive

San Jose, CA 95110

Attn: Jagdeep Singh, CEO

Dear Mr. Singh:

Reference is made (i) to the Amended and Restated Joint Venture Agreement, dated May 14, 2020, by and among Volkswagen Group of America, Inc., a New Jersey corporation (“VWGoA”), Volkswagen Group of America Investments, LLC, a Delaware limited liability company, an affiliate of VWGoA and designated member in the JV Entity (“VW Member”), QuantumScape Battery, Inc. (f/k/a QuantumScape Corporation), a Delaware corporation (“QS”), and QSV Operations LLC, a Delaware limited liability company (the “JV Entity”), as amended by that certain First Amendment to Amended and Restated Joint Venture Agreement, dated September 21, 2020, by and among the same parties (the Amended and Restated Joint Venture Agreement as amended by the First Amendment to Amended and Restated Joint Venture Agreement, the “JV Agreement”), and (ii) that certain letter agreement by and among VWGoA, VWGoAI, QS and the JV Entity, dated May 13 2021 (the “Original Letter Agreement”). VWGoA, VW Member, QS and the JV Entity are collectively referred to as the “Parties,” and any capitalized terms used herein without definition have the meanings set forth in the JV Agreement.

This letter confirms the agreement amongst the Parties of the following, notwithstanding anything in the JV Agreement to the contrary:

1.
Subject to section (c) below, the Parties currently contemplate locating the Phase 1 Pilot Line in either Salzgitter, Germany or some other location in or around Germany;

2.
The Parties intend for the Phase 1 Pilot Line (currently with a planned 1 GWh of capacity) to be scalable to the Phase 2 Gigafactory (currently with a planned 20 GWh of capacity) at the same location, provided that the final decision for or against any such scaling remains reserved;

3.
The final determination of the location of the Phase 1 Pilot Line shall be made by VWGoA in its sole discretion no later than September 30, 2022 based on an analysis by VWGoA of the operational costs, government incentives and other relevant considerations, and Section 3.1.1 of the JV Agreement is hereby amended accordingly;

4.
To the extent anything in this letter conflicts with any provision in the JV Agreement, this letter shall prevail, and except as may be amended hereby, the JV Agreement shall remain in full force and effect;

5.
The Original Letter Agreement shall be amended and restated in its entirety by this letter agreement, effective immediately; and

6.
Sections 9.6, 9.8 – 9.11, and 9.13 – 9.18 of the JV Agreement shall apply to this letter agreement mutatis mutandis.

Please confirm your acceptance and agreement of the matters set forth in this letter by executing in the space provided on the signature pages hereto.

Thank you.

[Signature Page Follows]

Sincerely,

Volkswagen Group of America, Inc.

By: /s/ Kevin Duke
Name: Kevin Duke
Title: Secretary

Volkswagen Group of America

INVESTMENTS, LLC

By: /s/ Kevin Duke
Name: Kevin Duke
Title: VP & Secretary

Accepted and Agreed:

QUANTUMSCAPE BATTERY, INC.

By: /s/ Michael McCarthy
Name: Michael McCarthy
Title: Chief Legal Officer

QSV OPERATIONS LLC

By: /s/ Michael McCarthy
Name: Michael McCarthy
Title: Manager

Exhibit 99.1

[Excerpt from Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 8, 2021]

PROPOSAL NO. 3

APPROVAL OF THE EXTRAORDINARY PERFORMANCE AWARD PROGRAM

At the annual meeting, stockholders will be asked to approve the Extraordinary Performance Award Program (the “EPA Program” or the “Extraordinary Performance Award Program”), which was originally approved and recommended by our compensation committee on August 30, 2021, and approved by our board of directors on September 7, 2021 (the “Board Approval Date”), and subsequently amended by our board of directors on October 21, 2021. The awards under the EPA Program will be granted under our 2020 Equity Incentive Plan and an agreement thereunder, a form of which is attached to this proxy statement as Appendix 1 (the “EPA Agreement”). The EPA Program will only become effective if approved by stockholders as described below.

Overview of EPA Program

The world’s carbon crisis requires major and rapid reductions in carbon emissions. QuantumScape was founded with the ambitious mission to revolutionize energy storage to accelerate the transition away from fossil fuels and to become one of the world’s premier battery suppliers.

Our compensation committee recognizes that achieving our mission requires that our leadership and key contributors remain dedicated to the Company throughout the decade and that the organization be inspired to “think big” about achieving large scale deployment of the technology as rapidly as possible. Accordingly, our compensation committee has formulated a performance-based equity incentive program that is intended to provide exceptional rewards to participants if the Company creates extraordinary value for stockholders and achieves ambitious long-term financial and operational objectives leading to large scale deployment of the Company’s battery technology.

As discussed in more detail below, the EPA Program developed by our compensation committee, in consultation with the compensation committee’s independent compensation advisor and outside counsel, provides stock option grants to the Company’s Chief Executive Officer (“CEO”), Jagdeep Singh, and other members of the Company’s management team that vest over five equal tranches (each a “Tranche”) if the Company meets certain stock price targets and business milestones. Each of the five Tranches vest only if the Company first achieves one of the business milestones listed below, and then achieves the applicable stock price target listed below, within 10 years of the initial grants. In order to vest in any Tranche, Participants generally must continue to provide service through the date of vesting in the same position, or a similar or higher role, as when the EPAs are granted.

The stock price targets are $60, $120, $180, $240 and $300. Relative to the Company’s closing stock price of $24.91 on October 21, 2021, these prices represent price increases of 141%, 382%, 623%, 863%, and 1,104%, respectively.

Size and Allocation of EPA Program

The EPA Program would consist of 16,798,266 shares of Class A Common Stock (the “EPA Pool”), representing an award pool equal to 4% of the total number of shares of Class A common stock and Class B common stock outstanding as of the Board Approval Date. The shares in the EPA Pool will be used for the grant of performance-based non-qualified stock options (the “EPAs”) to our CEO, and at least 14 other key service providers, including other executive officers and individuals who are key contributors to the Company’s research and development efforts, manufacturing, and business operations.

Mr. Singh will receive up to 8,399,133 shares, which is equal to approximately 50% of the EPA Pool. Our other key service providers receiving EPAs will receive up to an aggregate of 8,399,133 shares, which is equal to approximately 50% of the EPA Pool.

Vesting of Equity Awards

Business Milestones

The compensation committee selected the following eleven business milestones.

Business Milestones(1)
•	Delivery of an A-sample battery cell that meets specifications agreed upon with an automaker
•	The validation by an auto maker of a completed B-sample battery cell (a B-sample battery cell is a functional, complete battery cell prototype produced from our pre-pilot or sample production line)
•	Delivery of at least 1-gigawatt hour (GWh) of battery cells to a single customer
•	Delivery of at least 3-gigawatt hour (GWh) of battery cells to each of three or more customers, with at least one of such customer being an auto maker
•	$5 billion in GAAP revenue over a period of trailing four quarters
•	$10 billion in GAAP revenue over a period of trailing four quarters
•	Total cumulative battery cell production of 500 GWh
•	Total cumulative battery cell production of 1,000 GWh
•	Adjusted EBITDA margin of at least 25% over four consecutive quarters
•	10% of worldwide market share in automotive battery cells (excluding China)
•	20% of worldwide market share in automotive battery cells (excluding China)

(1)

To permit flexibility in how the business develops, the production and market share targets include cells manufactured by the Company and its subsidiaries, joint ventures and licensees, and by cell makers who incorporate separators manufactured by or under license from the Company.

How Tranches Vest

The EPA Program incorporates these separate Business Milestones and Stock Price Targets into a performance-based equity incentive program. It is designed as a nonqualified stock option program granted over Class A common stock (such stock options “EPAs”) that rewards extraordinary performance against our Business Milestones and Stock Price Targets with extraordinary rewards over five Tranches, each covering 20% of the shares subject to the EPA, as follows:

Tranche	Business Milestone Requirement	Stock Price Target
1	Achievement of 1 Business Milestone	$60
2	Achievement of 2 Business Milestones (inclusive of the Business Milestone applicable to Tranche 1)	$120
3	Achievement of 3 Business Milestones (inclusive of the Business Milestones applicable to Tranche 2)	$180
4	Achievement of 4 Business Milestones (inclusive of the Business Milestones applicable to Tranche 3)	$240
5	Achievement of 5 Business Milestones (inclusive of the Business Milestones applicable to Tranche 4)	$300

In particular, the EPA Program design ensures that actual business accomplishments are driving sustained stock price performance, rather than market conditions or short-term stock exuberance. Except in the case of a change in control of QuantumScape, the stock price for the purposes of assessing the Stock Price Target will be the 120-day trailing average closing price (based on trading days), but a Stock Price Target will not be achieved unless the trailing average closing price of the last 30 trading days of such 120-trading day period also meets or exceeds the applicable Stock Price Target. For a Stock Price Target for any given Tranche to be achieved, the last day of the 120-day measurement period must occur on or after the date that the requisite number of Business Milestones have been achieved for such Tranche. We believe that an equity incentive program with these design features is suitable for QuantumScape because it both motivates our leadership and key contributors to achieve extraordinary performance within a 10-year period and requires the creation of significant and sustainable value for our stockholders.

Service-Based Position Requirement

Additionally, our compensation committee designed the EPA program to ensure continued services of our leadership and key contributors at the highest levels by generally requiring a participant’s continued service in the same position, or similar or higher role as when the EPAs are granted in order to vest in any Tranche.

Eligibility for Additional Equity Awards

Participants would be potentially eligible to receive additional equity awards consistent with standard practice, but we currently expect that any such awards would cover fewer number of shares than our ordinary course refresh grants. The current expectation of the compensation committee and the board of directors is that Mr. Singh would not receive additional annual equity awards for at least 7 years, but the compensation committee and the board of directors would have the flexibility to approve additional equity awards if circumstances warranted.

Term of EPA Program

EPAs will have a term of 10 years following the date of grant of the initial EPAs (which will be the date that the votes from our annual meeting are certified by our inspector of elections (the “Program Commencement Date”)), and no Tranche of an EPA will be eligible to vest after the 10th anniversary of the Program Commencement Date.

Additional Details Regarding the Extraordinary Performance Award Program

The following description is only a summary of additional terms of the EPA Program. It does not purport to summarize all of the terms of, and is qualified in its entirety by, the full text of the EPA Agreement, which is attached to this proxy statement as Appendix 1.

Terms	Detail
Allocation of EPAs

The Company’s CEO and 14 other members of the Company’s management team have been identified as initial recipients of EPAs. Approximately 12.5% of the EPA Pool has not been allocated at this time. The Company may grant additional EPAs, subject to the overall EPA Pool limitation described below, on the same terms and conditions as the initial EPAs (without any adjustment to the term of the EPAs, including with respect to 10-year achievement deadline from the Program Commencement Date).

Date of Grant; Exercise Price

If approved by stockholders, EPAs initially allocated under the program will be granted on the Program Commencement Date and EPAs subsequently allocated under the program will be granted on the date such grants are approved by our board of directors (each such date, the “Date of Grant”). The exercise price of each EPA will be the closing sales price of our Class A common stock on the applicable Date of Grant.

Vesting of EPAs

In order for EPAs subject to a Tranche to vest (such vested EPAs, “Vested EPAs”), the Company must first achieve the Business Milestone requirement, and then achieve the Stock Price Target applicable to that Tranche, and also satisfy the Position Requirement (as defined below).

Business Milestones

The Business Milestones are described in more detail in Appendix 1.

Once a Business Milestone has been achieved, that Business Milestone will be considered achieved, even if later the Company does not maintain performance at that level. For example, if the Company achieves $5 billion in GAAP revenue over a period of trailing four quarters, that Business Milestone will be deemed to be

Terms	Detail
satisfied for use with respect to an applicable Tranche, subject to achievement of an applicable Stock Price Target, even if that GAAP revenue is not maintained in the future.

Stock Price Targets

To meet the Stock Price Targets, the stock price must be sustained and not merely momentarily achieved. Except in the case of a change in control of QuantumScape, QuantumScape’s stock price for the purposes of assessing the Stock Price Target will be the 120-day trailing average closing price (based on trading days), but a Stock Price Target will not be achieved unless the trailing average closing price of the last 30 trading days of such 120-trading day period also meets or exceeds the applicable Stock Price Target. For a Stock Price Target for any given Tranche to be achieved, the last day of the 120-day measurement period must occur on or after the date that the requisite number of Business Milestones have been achieved for such Tranche.

Position Requirement

Except as described below, a Tranche of an EPA will not vest unless the participant continues to contribute to QuantumScape at the highest levels at the time the vesting conditions are satisfied (the “Position Requirement”):

	•	In the case of Mr. Singh, eligibility for EPAs to vest is contingent upon being:
		○	CEO;
		○	Another C-level role; or
		○	Executive Chairman.
	•	In the case of our other key service providers, eligibility for EPAs to vest is generally contingent upon being:
		○	The same role as the time of grant; or
		○	A similar or higher-level role.

A Tranche remains eligible to vest if a participant is on Company-approved leave at the time the applicable vesting requirements are satisfied, except as otherwise determined by the compensation committee in its sole discretion, provided that the participant otherwise satisfies the Position Requirement. If a participant is involuntarily demoted, other than for failure to adequately perform his or her duties or for a material breach of the Company’s policies or agreement with the Company, to a position that results in Participant being unable to satisfy the Position Requirement, only continued service to QuantumScape at any level will be required.

The determination of whether and when a Tranche has become a Vested Tranche will be made in the sole discretion of the compensation committee.

Termination and Change in Control Provisions

Except as described below, EPAs will not vest upon termination of employment for any reason. If we terminate a recipient’s employment or the participant terminates his or her employment for any reason, any portion of an EPA that has not, at the time of such termination of employment, been determined by the compensation committee to be a Vested EPA, will terminate immediately.

Terms	Detail

There is no automatic vesting of any part of an EPA upon a change in control of QuantumScape. This treatment will supersede any conflicting treatment pursuant to any other agreement between the Company and a participant.

In a change in control situation, the Business Milestone requirement will not be applicable and QuantumScape’s stock price for the purposes of the Stock Price Targets will be the price per share paid in such change in control. In the event that QuantumScape’s stock price by this measure falls between two Stock Price Targets, linear interpolation between the two applicable Stock Price Targets will be used to determine an additional portion of the EPAs that will become Vested EPAs. Any portion of an EPA that is not a Vested EPA upon a change in control will terminate.

Exercise Methods / Requirements	Exercise Methods:

	•	Cashless: sufficient shares to cover exercise prices and tax withholding obligations with respect to the exercise of an EPA are simultaneously sold upon exercise of options; and
	•	Cash: exercise price and tax withholding obligations with respect to the exercise of an EPA are paid in cash upon exercise of EPAs.

Clawback

Benefits of the EPA Program will be subject to a clawback in the event of fraud, intentional misconduct, and actions leading to material reputational harm to QuantumScape, at the sole determination of the board of directors or the compensation committee.

Repricing; Revisions of Terms

A repricing of the EPAs will not be permitted without stockholder approval, except in the case of certain adjustments to the Company’s shares as permitted under Section 14(a) of our 2020 Equity Incentive Plan, for example adjustments to the Stock Price Targets and number of shares subject to the EPA in the case of a stock split. The Company will not modify the material terms of an EPA (including modifications related to vesting in an EPA) without stockholder approval, except that (1) the number of shares subject to Mr. Singh’s EPAs with respect to unvested Tranches may be reduced in the sole discretion of the board of directors or compensation committee in the event of a change in Mr. Singh’s role with the Company, and (2) this prohibition shall not affect the authority of the board of directors or compensation committee to make determinations and technical amendments deemed necessary or advisable for administering the EPA Program, including but not limited to adjustments to the exercise price and to the Stock Price Targets in the case of a stock split or other events described in Section 14(a) of the 2020 Equity Incentive Plan.

Effect on Plan Share Reserve

As of October 21, 2021, approximately 39,670,711 shares were available to be issued under our 2020 Equity Incentive Plan. If EPAs covering all 16,798,266 shares contemplated under the EPA Program are granted, approximately 22,872,445 shares will remain available to be issued under our 2020 Equity Incentive Plan.

Supporting Statement of the Board of Directors

We are asking stockholders to vote their shares “FOR” the proposed EPA Program.

As part of the EPA Program design process, the compensation committee and the board of directors sought to balance a variety of important objectives, including:

•	Aligning our key service providers’ interests with those of QuantumScape and its other stockholders;

•	Motivating our key service providers to deliver sustainable and significant stockholder value through the achievement of ambitious performance milestones;

•

Ensuring that the EPA Program is linked to performance and will not vest (and therefore not be of any value to recipient) unless all of QuantumScape’s stockholders benefit from significant value creation;

•	Incentivizing Mr. Singh and our other key service providers to continue to contribute to QuantumScape over the long-term.

The compensation committee recognized, and the board of directors agrees, that to retain the world-class team that the Company had assembled, it must continue to provide attractive near-term compensation and equity grants. However, to provide additional focus on the company’s long-term stockholder and business objectives, it believes the addition of the EPA Program is in the best interest of the stockholders. With those objectives in mind, the EPA Program was designed as a program for extraordinary performance that only pays out for each Tranche if there has been achievement of both significant operational goals and significant value created for stockholders.

We approved the EPA Program because it represents pay-for-performance, requires a long-term commitment by the CEO and other selected key service providers, aligns the compensation of our CEO and other selected key service providers with value creation for all stakeholders, including employees, customers and stockholders, and provides substantial challenges required to motivate high-ranking executives to produce maximum growth.

We recommend that stockholders approve the EPA Program for the following reasons:

1.	Creation of Significant Stockholder Value

We believe in rewarding selected key service providers in a fair way that provides compensation to them if, and only if, all other stockholders realize significant value.

Benefits from the EPA Program will be dependent on QuantumScape’s achievement of ambitious and sustained stock price increases, which, at minimum, require QuantumScape’s current stock price more than double, and achievement of at least one ambitious Business Milestone. The significant increases in the Company’s valuation and operational and stock performance metrics required for participants in the EPA Program to receive value thereunder incent Mr. Singh and our other key service providers to create significant value for the stockholders.

Tranche	Stock Price Target	Percent Increase in Stock Price(1)
0	$24.91(1)	—
1	$60	141%
2	$120	382%
3	$180	623%
4	$240	863%
5	$300	1,104%

(1)	Assumes an initial stock price of $24.91 (the closing price on October 21, 2021).

As each of the five tranches of the EPA Program are satisfied, all QuantumScape stockholders will benefit, with the value of QuantumScape’s equity growing by billions of dollars per Stock Price Target. Moreover, QuantumScape’s stockholders will realize the real-time benefit of any sustained increases to its stock price that result even if the Business Milestones required by the EPA Program are not achieved.

2.	Alignment of Interests of the Company, Management and Stockholders

Because participants will be rewarded only if our stockholders realize significant value, we believe this award is a “pay-for-performance” compensation program that directly aligns our selected key service providers’ interests with the interests of stockholders and QuantumScape. Importantly, the equity-based structure of the EPA Program would strengthen Mr. Singh’s and other key service providers’ incentives and further align their interests with the long-term interests with those of QuantumScape and its other stockholders. Additionally, we believe that the expectation that Mr. Singh will not receive additional equity incentives other than in connection with the EPA Program for the next seven years, unless otherwise determined the board of directors or compensation committee, will further reinforce his drive to achieve our ambitious long-term business objectives while also generating sustained significant increases to stockholder value established under the EPA Program.

3.	Spurring the Achievement of QuantumScape’s Current and Future Strategic and Financial Objectives

We believe that the EPA Program will serve as a catalyst for the achievement of QuantumScape’s strategic and financial objectives, which include increasing production, revenue, customer acquisition and market share, which in turn better positions QuantumScape to fulfill its mission of revolutionizing energy storage to enable a sustainable future.

We believe that the presence of a challenging and rewarding performance award is instrumental in motivating Mr. Singh to lead, and our other selected key service providers to contribute to, QuantumScape’s achievement of the ambitious Business Milestones described above. Accordingly, the EPA Program is designed to incentivize and motivate Mr. Singh and our other selected key service providers with the level of challenge that encourage ambition and excellence.

4.	Ensuring Continued Leadership and Services

We believe that having the continuing active and engaged services of Mr. Singh and our other selected key service providers as required to vest in EPAs is important to the continued growth and long-term interests of QuantumScape. The EPA Program is intended to encourage Mr. Singh’s continued leadership of QuantumScape (either as its CEO, other C-level position, or executive chairman) and our other key service providers’ continued contributions to QuantumScape (in a C-level or similar position) over the long-term by providing them with valuable equity incentives upon achievement of significant stockholder value growth and long-term significant operational and performance milestones.

While we recognize that QuantumScape has many valuable employees who have been a critical part of QuantumScape’s success, we believe that Mr. Singh’s leadership as its founder and in guiding the Company through a number of recent financial and operational accomplishments, and our selected key service providers’ contributions to those accomplishments, have been instrumental in the Company’s development. These accomplishments include:

•	Attracting top talent to fill positions throughout the company, growing from about 180 employees at the start of 2020 to over 470 employees as of September 30, 2021;

•	Completing seven rounds of venture capital financings with leading investment firms, leading ultimately to our public listing on the NYSE through the Business Combination;

•	Securing commercial agreements with Volkswagen (including a joint venture agreement) and other partners;

•	Meeting auto-relevant specs for single layer and 4-layer cells prototype performance; and

•	Securing 131 worldwide patents and 115 worldwide patent applications since the Company’s inception as of September 30, 2021.

In light of these significant developments for QuantumScape under Mr. Singh’s leadership, with the contributions of our other key service providers, and considering the potential for the Company’s continued growth, we believe that it is critical to keep each of Mr. Singh and our other selected key service providers incentivized to continue his or her efforts and, in the case of Mr. Singh, to lead QuantumScape during this critical point in its history, and to ensure that Mr. Singh remains motivated to achieve his visionary goal of QuantumScape’s technology enabling and accelerating mass market adoption of electric vehicles.

We believe that the requirement that Mr. Singh generally must remain as QuantumScape’s CEO, or in another C-level position, or serve as executive chairman, in order to vest in EPAs ensures that he will continue to lead the management of QuantumScape over the long-term. While we note that this requirement provides the flexibility to bring in another CEO at some point in the future, with Mr. Singh serving as executive chairman or some other position, there is no current intention for this to happen.

Deliberations by the Compensation Committee

Prior to approving the EPA Program, our compensation committee, with input from its independent compensation advisor, Compensia, and outside counsel, extensively discussed a performance-based equity incentive program for Mr. Singh and other key service providers. These discussions included over fifteen meetings over a six-month period in 2021 during which the board of directors and compensation committee considered the long-term targets for the Company and the appropriate equity allocation for the Company’s CEO and members of the management team. Members of management were not present at these meetings, except for limited occasional interviews with Mr. Singh as needed.

As part of these discussions, the compensation committee and board of directors considered long-term equity programs that had been proposed by other publicly-traded companies, and considered whether to implement a performance-based equity incentive program at all, or to maintain solely a conventional program of annual service-based equity grants.

As part of the design of the EPA Program, the board of directors and compensation committee also considered:

•	the deliberation process by the board of directors and compensation committee in light of best practices in corporate governance, including but not limited to:

○	the engagement of independent compensation consultants to advise on the structuring of the program;

○	the consideration of similar long-term compensation proposals adopted by other public companies;

○	exclusion of members of management from most of these board of directors and compensation committee meetings; and

○	whether or not to subject the adoption of the program to the vote and approval of the stockholders, and if so, what the requisite stockholder vote should be;

•	balancing a variety of important objectives, including:

○	aligning our key service providers’ interests with those of QuantumScape and its other stockholders;

○	incentivizing Mr. Singh to continue to lead QuantumScape over the long-term;

○	incentivizing our other key service providers to continue to contribute to QuantumScape over the long-term;

○	motivating our key service providers to help QuantumScape achieve the Stock Price Targets and performance milestones, which would generate significant stockholder value; and

○

ensuring that the EPA Program is linked to performance and will not vest (and therefore not be of any value to recipient) unless all of QuantumScape’s stockholders benefit from significant value creation;

•	the total equity to allocate to the EPA Program and the appropriate allocation of this long-term equity grant between the CEO and other share recipients under the EPA Program;

•	the potential value that could be realized by recipients of EPAs compared to that of other stockholders as the EPA Tranches vest;

•	the mix of medium-term and long-term Stock Price Targets and Business Milestones;

•	the scope and nature of the Business Milestones that, if fully achieved, would enable the Company to fulfill its stated mission of revolutionizing energy storage to enable a sustainable future;

•	the levels of Stock Price Targets that, if achieved, would result at each level in significant increases of value to the Company’s stockholders;

•	the methodology in determining how a Stock Price Target is achieved, including how long a period a stock price must be sustained;

•

service-based position requirements in addition to the performance-based conditions for each tranche so that all EPA Program recipients must remain employed with the Company at the time of achievement of the performance-based conditions; and

•	whether the performance-based equity incentive program should be the only or primary source of equity incentives for Mr. Singh and our other key service providers.

Prior to our board of directors’ approval of the EPA Program, the board of directors consulted several stockholders who expressed support for a program that rewarded management in this manner for achieving extraordinary results and the anticipated sharing ratio of potential value created for participants under the program compared to other holders. Subsequent to the Board Approval Date and our September 9, 2021 report on Form 8-K regarding the EPA Program, the compensation committee and our board of directors reconsidered certain aspects of the EPA Program, and amended the EPA Program as reflected here.

Potential Value that Could be Realized under the EPA Program

The table below depicts the maximum theoretical value, both in dollar value and as a percentage of total value created, that could be realized by Mr. Singh, other selected key service providers, and QuantumScape stockholders over various Tranches. The table assumes that Mr. Singh and other selected key service providers do not exercise any of the stock options in the Extraordinary Performance Award Program until the very end of the 10-year term, which results in a significantly larger value being attributed to Mr. Singh and other selected key service providers than would be the case if they were to exercise the EPA Program as each tranche vests. Importantly, this table does not take into account any dilution as a result of potential exercises of stock options or vesting of restricted stock units from our existing employee equity pool or potential issuances from our employee stock purchase plan, or any other future dilutive events over the next ten years even though such events will likely occur as part of (i) regular and special compensation awards to QuantumScape employees, (ii) capital-raising activities, or (iii) mergers or acquisitions. Accordingly, this table should only be used for illustrative purposes, recognizing that future dilutive events or earlier exercises would significantly decrease the ultimate value that Mr. Singh and other selected key service providers would realize from the EPA Program over the various Tranches as a percentage of total value created.

			Grant of Total Pool
Total Tranches Vested	Stock Price Target	Value Realized by CEO ($ in millions)(1)	Value Realized by other EPA recipients ($ in millions)(1)	Stockholder Value Realized ($ in millions)	% of Value Realized by CEO and Other Recipients via Awards	% of Value Realized by Other Stockholders
0 Tranches	$24.91	—	—	—	—	—
1 Tranche	$60	58.9	58.9	14,823.7	0.79%	99.21%
2 Tranches	$120	319.5	319.5	40,170.5	1.57%	98.43%
3 Tranches	$180	781.6	781.6	65,517.3	2.33%	97.67%
4 Tranches	$240	1,445.3	1,445.3	90,864.1	3.08%	96.92%
5 Tranches	$300	2,310.5	2,310.5	116,210.9	3.82%	96.18%

(1)

Values are calculated assuming the date of grant of EPAs of October 21, 2021, and assume a grant price equal to the then closing stock price of $24.91 per share and then total shares outstanding of 422,446,963. The assumed future dilution is detailed below under the heading “Potential Ownership of Securities by CEO as a Result of the Extraordinary Performance Award Program”.

Potential Ownership of Securities by CEO as a Result of the EPA Program

As of October 21, 2021, Mr. Singh beneficially owned 32,085,861 shares of QuantumScape common stock, comprised of (i) 1,820,644 shares held directly, (ii) 16,239,760 shares held in affiliated family trusts, (iii) 11,009,147 shares issuable pursuant to all vested and unvested stock options, and (iv) shares issuable pursuant to the vesting of 3,016,310 restricted stock units.

For illustration purposes only, if (i) all 8,399,133 shares of common stock subject to the EPAs he is awarded were to become fully vested, outstanding and held by Mr. Singh; (ii) all shares of common stock subject to the other options and restricted stock units held by Mr. Singh as of October 21, 2021 were outstanding, (iii) estimated dilution as a result of potential exercises of stock options and vesting of restricted stock units from the existing employee equity pool that are outstanding as of October 21, 2021 were to be considered (but, for the avoidance of doubt, excluding any shares reserved and not yet issued under QuantumScape’s 2020 Employee Stock Purchase Plan); and (iv) there were no other dilutive events of any kind, Mr. Singh would beneficially own 8.2% of the outstanding shares of QuantumScape common stock, calculated as follows:

Letter Code	Shares	Number of Shares
A =	Shares (including shares subject to outstanding vested and unvested stock options and restricted stock units) beneficially held by CEO and affiliated family trusts as of October 21, 2021	32,085,861
B =	Shares outstanding as of October 21, 2021	422,446,963
C =	Shares subject to all outstanding vested and unvested stock options and restricted stock units as of October 21, 2021	54,349,365
D =	Shares subject to EPA to be granted to CEO	8,399,133
E =	Shares subject to EPAs to be granted to other recipients	8,399,133
F =	Estimated shares to be outstanding (B+C+D+E)	493,594,594
CEO Estimated Beneficial Ownership Percentage ((A+D)/F)		8.2%

However, except as indicated above, this calculation does not account for any future dilutive events, such as the issuance of additional shares as equity compensation to employees or pursuant to the our 2020 Employee Stock Purchase Plan, as consideration for mergers and acquisitions, or for capital-raising activities, all of which would have the effect of diluting Mr. Singh’s ownership of QuantumScape common stock, nor does it account for any sales of QuantumScape common stock that Mr. Singh will likely have to make in order to pay required taxes upon the exercise of stock options or vesting of restricted stock units. Therefore, it is not possible to provide the exact percentage of Mr. Singh’s future total ownership of QuantumScape common stock upon the vesting of one or more Tranches of the EPA Program. Given that some amount of dilution and/or stock sales to cover required tax payments will occur, we believe that Mr. Singh’s future potential ownership of QuantumScape common stock will be less than 8.2% if the EPAs were to become fully vested.

Accounting and Tax Considerations

Accounting Consequences. We follow Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Compensation-Stock Compensation (“ASC Topic 718”) for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all stock-based compensation awards made to employees and directors based on the grant date “fair value” of these awards. Pursuant to ASC Topic 718, this calculation cannot be made for the EPA Program prior to close of trading on the Program Commencement Date for the EPAs initially allocated and the date of approval by our board of directors for the EPAs subsequently allocated, which will be the “grant date” for accounting purposes. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their consolidated statement of operations over the period that a participant is required to render service in exchange for the option or other award. Accordingly, the EPA Program would result in the recognition of material additional non-cash stock-based compensation expense over the requisite service period pursuant to ASC Topic 718.

At each of the applicable grant dates, a Monte Carlo simulation will be used to determine for each tranche (i) a fixed amount of expense for such tranche and (ii) the future time when the stock price target for such tranche was expected to be achieved, or its “expected stock price target milestones achievement time.” Separately, based on a subjective assessment of our future business performance, each quarter we determine whether it is probable that we will achieve each business milestone that has not previously been achieved or deemed probable of achievement and if so, the future time when we expect to achieve that business milestone, or its “expected business milestone achievement time.” When we first determine that a business milestone has become probable of being achieved, we allocate the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable “expected vesting time.” The “expected vesting time” at any given time is generally the later of (i) the expected business milestone achievement time (if the related business milestone has not yet been achieved) and (ii) the expected stock price target milestone achievement time (if the related stock price target milestone has not yet been achieved). We immediately recognize a catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the business milestone was first deemed probable of being achieved. Each quarter thereafter, we recognize the prorated portion of the then-remaining expense for the tranche based on the number of quarters between such quarter and the then-applicable expected vesting time, except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized.

As a result, we may experience significant fluctuation in the non-cash stock-based compensation recognized quarter over quarter. Although the maximum stock-based compensation expense that may be recognized over the remaining term of the EPA will be known at each of the applicable grant dates and the total amount is expected to be material to the financial statements in the aggregate, the actual expense recognized may range from zero to the maximum; the actual expense may be recognized over a period less than the remaining term of the EPA; and the amount recognized quarter over quarter is expected to be material and may significantly fluctuate.

The foregoing discussion is solely for illustrative purposes and, because the grant date of the EPA Program for accounting purposes will be the Program Commencement Date for the EPAs initially allocated and the date of approval by our board of directors for the EPAs subsequently allocated , the actual grant date fair value of the Extraordinary Performance Award Program and related stock-based compensation expense will not be determined until such dates and unless the EPA Program is approved by our stockholders.

Federal Income Tax Consequences. The following discussion is a brief summary of the principal United States federal income tax consequences of the EPA Program under the Code, as in effect on the date of this proxy statement. The following summary assumes that Mr. Singh remains a U.S. taxpayer. The Internal Revenue Code of 1986, as amended, and its regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local or non-U.S. income and other tax consequences. The specific tax consequences to Mr. Singh will depend upon his future individual circumstances.

Tax Effects for Recipients. Recipients did not have taxable income from the grant of the EPAs nor will they have taxable income from stockholder approval of the Extraordinary Performance Award Program, if such approval occurs. If and when a recipient exercises any portion of an EPA, he or she will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares of QuantumScape common stock purchased over the exercise price of the option. Any taxable income recognized in connection with the exercise of the EPA Program by a recipient will be subject to tax withholding by us. Any additional gain or loss recognized upon any later disposition of the shares of common stock will be capital gain or loss.

Tax Effects for QuantumScape. In most cases, companies are entitled to a tax deduction in an amount equal to the ordinary income realized by a participant when the participant exercises a nonstatutory stock option and recognizes such income. However, Section 162(m) of the Code limits the deductibility of compensation paid to our Chief Executive Officer and other “covered employees” as defined in Section 162(m) of the Code. No tax deduction is allowed for compensation paid to any covered employee to the extent that the total compensation for that executive exceeds $1,000,000 in any taxable year. Under Section 162(m) of the Code, as most recently amended in December 2017, we expect that Mr. Singh and certain other selected key service providers will always be a covered employee for purposes of Section 162(m) of the Code. In any given year in which a covered employee exercises all or part of an EPA, we will be able to take a tax deduction of only $1,000,000 or less with respect to such covered employee, regardless of the amount of compensation recognized by a covered employee from the exercise of the EPA Program.

EPA Program Benefits

The following table sets forth the aggregate number of shares of QuantumScape common stock subject to options granted under the EPA Program to our named executive officers, to all of our current executive officers, as a group, to all directors who are not executive officers, as a group, and to all employees who are not executive officers or current directors, as a group.

Name of Individual or Group and Position	Number of Shares Subject to Options
Jagdeep Singh, President and Chief Executive Officer	8,399,133
Kevin Hettrich, Chief Financial Officer	419,956
Michael McCarthy, Chief Legal Officer and Head of Corporate Development	419,956
All other current executive officers, as a group (3 persons)	2,519,739
All current directors who are not executive officers, as a group (1 person)	209,978
All employees who are not executive officers or current directors, as a group (8 persons)	2,729,715
Unallocated and reserved for future grants within one year of date of annual general meeting	2,099,789

Total number of shares reserved under EPA Program	16,798,266

Registration with the Securities and Exchange Commission

Shares under the Extraordinary Performance Award Program have already been registered on a Registration Statement on Form S-8 with the SEC.

Vote Required

Approval of the Extraordinary Performance Award Program requires the affirmative vote under two different voting standards:

(1)

the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting entitled to vote thereon (the “Bylaws Standard”), and

(2)

the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting by holders of shares of common stock that are not beneficially owned, directly or indirectly, by members of our management team (including Mr. Singh) who will receive Extraordinary Performance Awards if the proposal is approved (the “Disinterested Standard”).

Abstentions will be counted for the purposes of determining the presence or absence of a quorum. Further, abstentions will have the same effect as a vote AGAINST the proposal under the Bylaws Standard and the Disinterested Standard. Broker non-votes will have no effect on the outcome of this proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE TO APPROVE THE EXTRAORDINARY PERFORMANCE AWARD PROGRAM. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED UNLESS YOU SPECIFY OTHERWISE ON YOUR PROXY CARD.